UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2013

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

At December 31, 2012 and 2011

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Auditors

(Translation of the audit report originally issued in Spanish — See Note 2.2)

To

Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated financial statements of Embotelladora Andina S.A. and subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2012 and 2011, and the consolidated statements of changes in equity and the consolidated statements of cash flows for the years then ended and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards; this includes the design, implementation and maintenance of an internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

ERNST & YOUNG LTDA.

Emir Rahil A.

Santiago, Chile

February 28, 2013

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

at December 31, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	12.31.2012	12.31.2011
		ThCh$	ThCh$
Current Assets:

Cash and cash equivalents	4	55,522,255	31,297,922
Other financial assets	5	128,581	15,661,183
Other non-financial assets	6.1	18,202,838	14,760,858
Trade and other accounts receivable, net	7	152,816,916	107,443,039
Accounts receivable from related companies	11.1	5,324,389	6,418,993
Inventory	8	89,319,826	57,486,658
Current tax assets	9.1	2,879,393	2,463,566
Total Current Assets different than those classified as available for sale		324,194,198	235,532,219
Non-current assets classified as available for sale		2,977,969	—
Total Current Assets		327,172,167	235,532,219

Non-Current Assets::
Other non-financial, non-current assets	6.2	26,927,090	30,193,809
Trade and other accounts receivable, net	7	6,724,077	7,175,660
Accounts receivable from related companies, net	11.1	7,197	11,187
Equity method investments	13.1	73,080,061	60,290,966
Intangible assets, net	14.1	464,582,273	1,138,857
Goodwill	14.2	64,792,741	57,552,178
Property, plant and equipment, net	10.1	576,550,725	350,064,467
Total Non-Current Assets		1,212,664,164	506,427,124
Total Assets		1,539,836,331	741,959,343

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

at December 31, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

LIABILITIES AND NET EQUITY	NOTE	12.31.2012	12.31.2011
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	106,248,019	23,093,402
Trade and other accounts payable	16	184,317,773	127,940,772
Accounts payable to related companies	11.2	32,727,212	11,359,038
Provisions	17	593,457	87,966
Income tax payable	9.2	1,114,810	3,821,247
Other non-financial liabilities	18	20,369,549	30,341,479
Total Current Liabilities		345,370,820	196,643,904

Non-Current Liabilities:
Other long - term-current financial liabilities	15	173,880,195	74,641,403
Trade and other accounts payable, long-term		1,930,233	163,738
Provisions	17	6,422,811	7,882,869
Deferred tax liabilities	9.4	111,414,626	35,245,490
Post-employment benefit liabilities	12.2	7,037,122	5,130,015
Other non-current liabilities	18	175,603	273,004
Total Non-Current Liabilities		300,860,590	123,336,519

Equity:	19
Issued capital		270,759,299	230,892,178
Treasury stock		(21,725)	—
Retained earnings		239,844,662	208,102,068
Accumulated other comprehensive income and capital reserves		363,581,513	(17,024,341)
Equity attributable to equity holders of the parent		874,163,749	421,969,905
Non-controlling interests		19,441,172	9,015
Total Equity		893,604,921	421,978,920
Total Liabilities and Equity		1,539,836,331	741,959,343

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Income Statements by Function

for the years ended at December 31, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2012	01.01.2011
	NOTE	12.31.2012	12.31.2011
		ThCh$	ThCh$

Net sales		1,172,292,817	982,864,417
Cost of sales		(698,955,215)	(578,581,184)
Gross Profit		473,337,602	404,283,233
Other operating income	23	3,265,998	2,909,445
Distribution expenses		(122,818,941)	(98,807,574)
Administrative and sales expenses		(196,355,000)	(163,051,423)
Other expenses by function	24	(15,420,008)	(11,915,003)
Other income (expenses)	26	(2,336,215)	1,494,918
Finance income	25	2,728,059	3,182,434
Finance costs	25	(11,172,753)	(7,235,176)
Share in profit (loss) of equity method investees	13.3	1,769,898	2,026,158
Foreign exchange difference		(4,471,031)	2,731
Loss from indexed financial assets and liabilities		(1,753,801)	(1,177,658)
Net income before taxes		126,773,808	131,712,085
Income tax expense	9.3	(38,504,636)	(34,684,661)
Net income		88,269,172	97,027,424

Net income attributable to
Net income attributable to equity holders of the parent		87,636,961	97,024,405
Net income attributable to non-controlling interests		632,211	3,019
Net income		88,269,172	97,027,424

		Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	19.5	104.12	121.54
Earnings per Series B Share	19.5	114.53	133.69

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

	01.01.2012	01.01.2011
	12.31.2012	12.31.2011
	ThCh$	ThCh$

Net income	88,269,172	97,027,424
Foreign exchange translation adjustment, before taxes	(42,186,310)	601,269
Income tax effect related to losses from foreign exchange rate translation differences included within other comprehensive income	1,089,225	(1,481,057)
Comprehensive income	47,172,087	96,147,636
Comprehensive income attributable to:
Equity holders of the parent	46,541,295	96,146,951
Non-controlling interests	630,792	685
Total comprehensive income	47,172,087	96,147,636

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

for the years ended December 31, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2012	230,892,178	—	(22,459,879)	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920
Changes in Equity
Comprehensive Income
Net income	—	—	—	—		87,636,961	87,636,961	632,211	88,269,172
Other comprehensive income	—	—	(41,095,666)	—	(41,095,666)	—	(41,095,666)	(1,419)	(41,097,085)
Comprehensive income	—		(41,095,666)	—	(41,095,666)	87,636,961	46,541,295	630,792	47,172,087
Equity Issuance	39,867,121	—	—	—	—	—	39,867,121	—	39,867,121
Dividends	—	—	—	—	—	(55,894,367)	(55,894,367)	—	(55,894,367)
Increase (decrease) for transfers and other changes	—	—	—	421,701,520	421,701,520	—	421,701,520	18,801,365	440,502,885
Increase (decrease) for transactions with shares in portfolio	—	(21,725)	—	—	—	—	(21,725)	—	(21,725)
Total changes in equity	39,867,121	(21,725)	(41,095,666)	421,701,520	380,605,854	31,742,594	452,193,844	19,432,157	471,626,001
Ending balance at 12.31.2012	270,759,299	(21,725)	(63,555,545)	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2011	230,892,178	—	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	97,024,405	97,024,405	3,019	97,027,424
Other comprehensive income	—	—	(877,454)	—	(877,454)	—	(877,454)	(2,334)	(879,788)
Comprehensive income	—	—	(877,454)	—	(877,454)	97,024,405	96,146,951	685	96,147,636
Dividends	—	—	—	—	—	(69,033,312)	(69,033,312)	—	(69,033,312)
Total changes in equity	—	—	(877,454)	—	(877,454)	27,991,093	27,113,639	685	27,114,324
Ending balance at 12.31.2011	230,892,178	—	(22,459,879)	5,435,538	(17,024,341)	208,102,068	421,969,905	9,015	421,978,920

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2012	01.01.2011
	NOTE	12.31.2012	12.31.2011
		ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		1,557,595,968	1,383,987,572
Charges for premiums, services, annual fees and other policy benefits		—	162,979
Cash flows used in Operating Activities
Supplier payments (including taxes)		(1,038,437,026)	(960,961,322)
Payroll		(109,386,885)	(88,025,877)
Other payments for operating activities (value-added taxes on purchases and sales and others)		(188,266,514)	(159,030,469)
Dividends received		725,000	2,061,957
Interest payments classified as from operations		(7,608,496)	(6,472,220)
Interest received classified as from operations		1,874,032	2,139,339
Income tax payments		(23,229,558)	(31,682,397)
Cash flows used in other operating activities		(4,409,721)	(3,229,066)
Net cash flows provided by Operating Activities		188,856,800	138,950,496
Cash flows provided by (used in) Investing Activities
Capital decrease in Envases CMF S.A. and Sale of 43% interest in Vital S.A., net of cash previously held		—	5,355,930
Capital contribution to the associate Vital Jugos S.A.		—	(1,278,000)
Cash flows used in the purchase of non-controlling ownership interest (purchase o Sorocaba Refrescos S.A. and capital contribution in Vital Jugos S.A. after its proportional sale)		(35,877,240)	(3,249,000)
Other collections from the sale of equity or debt instruments of other entities		1,150,000	—
Proceeds from sale of property, plant and equipment		611,634	2,187,364
Purchase of property, plant and equipment		(143,763,670)	(126,930,944)
Proceeds from the maturity of marketable securities		14,864,854	75,422,008
Purchase of marketable securities		(1,455,348)	(39,484,304)
Payments on forward, term, option and financial exchange agreements		(1,360,880)	(451,825)
Collections from forward, term, option and financial exchange agreements		881,832	1,180,132
Other cash inputs (outputs) (1)		8,778,615	(2,372,559)
Net cash flows used in Investing Activities		(156,170,203)	(89,621,198)

Cash Flows provided by (used in) Financing Activities
Long-term loans obtained		61,053,312	—
Short-term loans obtained		197,968,578	118,456,093
Total proceeds from loans		259,021,890	118,456,093
Loan payments		(188,693,538)	(111,722,342)
Purchase of treasury shares		(21,725)	—
Financial lease liability payments		(16,438)	—
Dividend payments by the reporting entity		(69,766,002)	(70,905,803)
Other cash inputs (outputs)		(4,075,171)	(2,987,333)
Net cash flows used in Financing Activities		(3,550,984)	(67,159,385)
Increase in Cash and cash equivalents, before effects of variations in Foreign Exchange Rates		29,135,613	(17,830,087)
Effects of variations in foreign exchange rates on cash and cash equivalents		(4,911,280)	864,929
Net decrease in cash and cash equivalents		24,224,333	(16,965,158)
Cash and cash equivalents — beginning of year	4	31,297,922	48,263,080
Cash and cash equivalents - end of year	4	55,522,255	31,297,922

(1)         Includes ThCh$4,970,923 in cash and cash equivalent contributed by companies incorporated as a result of the merger as described in note 1b) and ThCh$2,112,582 of the sale of 7% of Vital Jugos S.A. and 7.1% of Vital Aguas S.A. as described in note 13.

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

a)        Securities Registration and description of business

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the areas in which it has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the territory comprises the whole country. The Company holds a license from The Coca-Cola Company in all its territories, namely Chile, Argentina, Brazil and Paraguay.  The licenses for the territories in Chile expire in 2013 and 2018; in Argentina they expire in 2013 and 2017; in Brazil they expire in 2017; while in Paraguay it expires in 2014. All these licenses are renewed if The Coca-Cola Company chooses to do so. It is expected that the licenses will be renewed upon expiration based on similar terms and conditions.

As of December 31, 2012 the Freire Group and related companies hold 55.35% of the outstanding shares with voting rights corresponding to the Series A shares, and therefore they are the company’s controlling shareholders

The main offices of Embotelladora Andina S.A. are located at Avenue El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91,144,000-8.

b)        Merger with Embotelladoras Coca-Cola Polar S.A.

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in: Chile, servicing territories in the II, III, IV, XI and XII regions; Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro La Pampa and the western zone of the province of Buenos Aires; and Paraguay, servicing the whole country.  The merger was made in order to reinforce the Company’s leadership position among Coca-Cola bottlers in South America.

The merger is being accounted for as the acquisition of Polar by the Company.  Prior to closing, the merger was approved by the shareholders of both of the companies, as well as the Chilean Superintendence of Securities and Insurance, and the Coca-Cola Company.   The terms of the merger prescribed the exchange of newly issued Company shares at a rate of 0.33269 Series A shares and 0.33269 Series B shares, for each outstanding share of Polar. Prior to the materialization of the merger and the approval of the Shareholder Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed with charge to 2011 income. The dividends distributed by the Company and Polar amounted to Ch$28,155,862,307 and Ch$29,565,609,857 respectively, that represented Ch$35.27 per each share of the Series A and Ch$38.80 per each share of the Series B. The physical exchange of shares took place on October 16, 2012, with which former shareholders of Polar then had a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the actual control over day-to-day operations of Polar transferred to the Company as of October 1, 2012, and the Company began consolidating Polar’s operations from that date forward. Additionally and as a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interest in Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. that added to its previous ownership interest in those entities.  The Company’s current ownership enables it to exercise control over these entities, and thus incorporate them into the consolidation of the financial statements beginning October 1, 2012.

Under IFRS 3, because the acquisition of control over Vital Jugos S.A. and Vital Aguas S.A, and Envases Central S.A. was made in stages, the preexisting equity method investment must be valued at fair value at the time of de-recognition, with the differences between fair value and book value being recognized in the result of the period in which control is obtained. The Company has not recognized for a gain (or loss) in its 2012 results, because the resulting value did not differ significantly from its previous carrying book value.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$461,568,641 based on a share price of Ch$2,220 per Series A share and Ch$2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions.  Transaction related costs of Ch$4,517,661 were expensed as incurred, and recorded as a component of other expenses by function in the Company’s accompanying consolidated statements of income.

The estimated fair value of Polar’s net assets acquired is as follows:

M$
Total current assets acquired, including cash amounting to ThCh$4,760,888	66,536,012
Property, plant and equipment	153,012,024
Other non-current assets	15,221,922
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total Assets	694,163,878
Indebtedness	(99,924,279)
Other liabilities	(149,131,027)
Total liabilities	(249,055,306)
Net Assets Acquired	445,108,572
Goodwill	16,460,068
Total consideration (Purchase Price)	461,568,640

The Company carried out the fair value of distribution rights, property, plant and equipment with the assistance of third-party valuations.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the cash generating unit of the Company in Chile (ThCh$8,503,023), Argentina (ThCh$1,041,633), and Paraguay (ThCh$6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

The condensed financial statement of Polar for the period between October 1, 2012 and December 31, 2012 is as follows:

ThCh$
Net sales	93,918,209
Income before taxes	5,465,844
Net income	4,648,021

The condensed financial statement of Andina as if it were consolidated beginning January 1, 2012 is as follows:

(UNAUDITED) ThCh$
Net sales	1,429,981,711
Income before taxes	133,211,027
Net income	95,050,027

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                               Periods covered

Consolidated statements of financial position: At December 31, 2012 and 2011.

Consolidated income statements by function and comprehensive income: For the years ended December 31, 2012 and 2011.

Consolidated statements of cash flows: For the years ended December 31, 2012 and 2011, using the “direct method”.

Consolidated statements of changes in equity:  For the years ended December 31, 2012 and 2011.

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2                               Basis of preparation

The Company’s Consolidated Financial Statements for the years ended December 31, 2012, and 2011 were prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise which the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December, 31 2012 and December, 31 2011 along with consolidated income statement by function, consolidated statements of comprehensive income, consolidated statement of changes in equity, and consolidated statements of cash flows, for the years ended December 31, 2012 and 2011, were approved by the Board of Directors during session held on February 28, 2013.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

2.3                               Basis of consolidation

2.3.1                               Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of December 31, 2012 and 2011 and results of operations and cash flows for the years ended December 31, 2012 and 2011. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, of equity securities and of liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value as of the acquisition date. The excess acquisition cost plus non-controlling interest above the fair value of the Group’s share in identifiable net assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in income.

Intra-group transactions, balances, and unrealized gains and losses, are eliminated. Whenever necessary, the accounting policies of subsidiaries are modified to ensure uniformity with the policies adopted by the Company.

The value of non-controlling interest in equity and the results of the consolidated subsidiaries is presented in Equity; non-controlling interests, in the Consolidated Statement of Financial Position and in “net income attributable to non-controlling interests,” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intra-group balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		12-31-2012			12-31-2011
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.(2)	0.71	99.28	99.99	—	—	—
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A. (1)	—	99.98	99.98	—	—	—
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98	—	99.98	99.98
Foreign	Coca-Cola Polar Argentina S.A.	5.00	95.00	—	—	—	—
96.705.990-0	Envases Central S. A. (3)	59.27	—	59.27	49.91	—	49.91
96.971.280-6	Inversiones Los Andes Ltda.(2)	99.99	—	99.99	—	—	—
Foreign	Paraguay Refrescos S. A. (2)	0.08	97.75	97.83	—	—	—
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S. A.(2)	99.99	—	99.99	—	—	—
76.389.720-6	Vital Aguas S. A. (3)	66.50	—	66.50	56.50	—	56.50
96.845.500-0	Vital Jugos S. A. (3)	15.00	50.00	65.00	—	57.00	57.00

(1)         At a Special General Shareholders’ Meeting held November 1st 2011, Embotelladora del Atlántico S.A. decided to divide part of its equity to form a new company, Andina Empaques Argentina S.A., for the purpose of developing the design, manufacture and sale of plastic products or products derived from the industry for plastics, primarily in the packaging division. The transaction became effective January1, 2012 from an accounting and tax perspective.

(2)         Companies incorporated to the consolidation as of October 1, 2012 as a result of the merger with Embotelladoras Coca-Cola Polar S.A. explained in note 1 b).

(3)         Companies incorporated to the consolidation as October 1, 2012, as a result of acquiring them through the merger transaction with Embotelladoras Coca-Cola Polar detailed in note 1 b).

2.3.2                     Equity method investments

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method and are initially recognized at cost.

The Company’s share in income and losses subsequent to the acquisition of associates is recognized in income.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the interest the Company holds in those associates. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of associates are adjusted for reporting purposes to assure uniformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and the Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Company are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. The gains and losses resulting from the settlement of these transactions and the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the income account by function.

The foreign exchange rates and values prevailing at the close of each of the periods presented were:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF ¨Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2012	479.96	234.87	97.59	22,840.75	0.11	634.45
12.31.2011	519.20	276.79	120.63	22,294.03	0.12	672.97

2.5.3                             Translation of foreign subsidiaries

The financial position and results of operations of all entities in the Company (none of which use the currency of a hyperinflationary economy) operating under a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)        Assets and liabilities in each statement of financial position are translated at the closing foreign exchange rate as of the reporting date;

(ii)       Income and expenses of each income statement account are translated at the average foreign exchange rate for the period; and

(iii)      All resulting translation differences are recognized as other comprehensive income.

The companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$ Brazilian Real
Embotelladora del Atlántico S.A.	A$ Argentine Peso
Andina Empaques Argentina S. A.	A$ Argentine Peso
Paraguay Refrescos S. A.	G$ Paraguayan Guaraní

In the consolidation, the translation differences arising from the conversion of a net investment in foreign entities are recognized in other comprehensive income. If accounts receivable exist from related companies and they are designated as hedge investment, they have been recognized as comprehensive income net of deferred, if applicable. On disposal of the investment, those translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                                       Property, plant, and equipment

The assets included in property, plant and equipment are recognized at their historical cost or the cost given as of the date of application of IFRS, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of the items less government subsidies resulting from the difference between the market interest rates of the financial liabilities and the preferential government credit rates. The historical cost also includes revaluations and price-level restatement of opening balances (attributed cost) at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Company and the cost of the element can be dependably determined. The value of the component that is substituted is derecognized. The remaining repairs and maintenance are charged to the income statement in the fiscal period in which they incurred.

Land is not depreciated. Other assets, net of residual value, are depreciated by distributing the cost of the different components on a straight line basis over the estimated useful life, which is the period during which the Company expects to use them.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are revised and adjusted at each reporting date, if necessary,

When the value of an asset is higher than its estimated recoverable amount, the value is reduced immediately to the recoverable amount.

Gains and losses on the disposal of property, plant, and equipment are calculated by comparing the disposal proceeds to the carrying amount, and are charged to the income statement.

Items available for sale and that fulfill the conditions under IFRS 5 “Non-Current Assets Available for Sale” are separate from property, plant and equipment are presented under current assets as the lower value between book value and fair value less costs of sale

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess cost of acquisition and non-controlling interest over the fair value of the Company’s share in identifiable net assets of the subsidiary on the acquisition date.   The goodwill is recognized separately and tested annually for impairment. Goodwill is carried at cost, less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

2.7.2                           Distribution rights

Correspond to contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Chile and Paraguay.  Distribution rights come from the process of carrying  assets and liabilities of the companies acquired under a business combination to fair value. Distribution rights have an indefinite useful life and are not amortized (given that they are permanently renewed by Coca-Cola) and they are submitted to impairment tests on a yearly basis.

2.7.3                           Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.8                                       Impairment losses

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are annually tested for impairment loss. Amortizable assets and property are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. The carrying value of the asset exceeding its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an asset’s fair value less costs to sell or its value in use.

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that were impaired are reviewed at each reporting date to determine if the impairment loss should be reversed.

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and accounts receivable, and assets held until maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets available for sale. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Assets in this category are classified as current assets.

Losses or gains from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they occur.

2.9.2                             Loans and accounts receivable

Loans and accounts receivable are not quoted in an active market. They are recorded in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position and they are presented at their amortized cost.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and  are presented at their amortized cost, less impairment.

Accrued interest is recognized in the consolidated income statement under finance income during the year in which it occurs.

2.10                                Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against foreign currency exchange rate risk and the price of raw materials, property, plant and equipment, loan obligations and materially offset the risks that are hedged.

The method to recognize the resulting loss or gain, as well as its classification within the balance, depends on if the derivative has been appointed as a hedging instrument and of the item being hedged.

2.10.1              Hedging derivative instruments

Hedging derivative instruments are recorded at fair value and the effect is recorded under assets, liabilities, income and expenses, along with any change in the reasonable value of the hedged asset or liability attributable to the risk covered.

2.10.2              Non-hedging derivative instruments

The derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “other income and losses”

The Company does not use hedge accounting for its foreign investments.

The Company has also evaluated the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company has recorded a liability as of December 31, 2012 and 2011 foreign exchange derivatives contracts classified within the other current financial liabilities (current financial liabilities). These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:    Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:    Assumptions different to quoted prices included in Level 1 and that are applicable to assets and liabilities, be it directly (as price) or indirectly (i.e. derived from a price).

Level 3:    Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the year ended December 31, 2012, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2.

2.11                        Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and ageing of the items involved.

2.12                        Trade receivable

Trade accounts receivable are recognized initially at amortized cost, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in administrative and sales expenses in the consolidated income statement by function.

2.13                        Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand, time deposits in banks and other short-term, highly liquid investments and low risk of change in value with purchased original maturities of three months or less.

2.14                        Other financial liabilities

Bank funding such as debt securities issued are initially recognized at fair value, net transaction costs. Liabilities with third parties are later valued at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the income statement during the term of the debt using the effective interest rate method.

2.15                        Government subsidies

Government subsidies are recognized at their fair value when it is sure that the subsidy will be received and that the Company will meet all the established conditions.

Cost-related subsidies are deferred and recognized on the income statement in the period of the corresponding cost.

Subsidies for the purchase of property, plant and equipment are deducted from the cost of the related asset in property, plant and equipment and recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                       Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Subsidiaries abroad account for income taxes according to the regulations of the country in which they operate.

Deferred taxes are calculated using the balance sheet - liability method on the temporary differences between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rate in the year of reversal of the difference.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be offset.

The Company does not recognize deferred taxes for temporary differences from investments in subsidiaries and associates in which the Company can control the timing of reversal and it is likely that they will not be reversed in the foreseeable future.

2.17                        Employee benefits

The Company has established a provision for post-retirement compensation according to years of service that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The positive or negative effect on compensation because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision account for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under provisions.

2.18                        Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

2.19                        Leases

a)        Operating

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Financial

Property, plant and equipment assets where the Company substantially maintains all the risks and benefits derived from them are classified as financial leases. Financial leases are capitalized at the inception of the lease at the lesser of the fair value of property plant and equipment asset leased and the present value of the minimum lease payments.

2.20                        Deposits for returnable containers

This is a liability comprised of cash collateral received from customers for bottles and other returnable containers made available to them. (Bottles and containers).

The liability pertains to the deposit amount that is reimbursed if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. Estimation of the liability is based on  the inventory of bottles given as a loan to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or case.

Deposits for returnable containers are presented as a current liability because the Company does not have a legal right to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                        Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue is presented net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when earned and the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to clients.

2.22                        Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company, related to the financing of advertising and promotional programs for its products in the territories where we have distribution licensing. The resources received are recorded as a reduction in marketing expenses in the account Management Expenses. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period,

In those cases where there is an agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific elements of property, plant and equipment, and that current and future obligations have been established for the Company, payments received pursuant to these agreements are recorded as the lower cost of the respective assets acquired.

2.23                        Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated financial statements of the Company, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.24                        Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1              Impairment of goodwill and intangible assets of indefinite useful life

The Company tests if goodwill and intangible assets of indefinite useful life have suffered impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.  Free cash flows in Brazil, Argentina and Paraguay were discounted at a rate of 15%, and there was a gain on the respective assets, including the goodwill of the Brazilian , Argentine and Paraguayan.

2.24.2              Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or the amount at which a liability can be incurred or liquidated in an actual transaction among parties duly informed under conditions of mutual independence, different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are the current prices in the active market.  Lacking such an active market, the Company estimates said values based on the best information available, including the use of models or other valuation techniques.

The Company estimated the fair value of the intangible assets acquired as a result of the Polar merger based on the multiple period excess earning method, which implies the estimation of future cash flows generated by the intangible asset, adjusted by cash flows that do not come from the intangible asset, but from other assets.  For this, the Company estimated the time during which the intangible asset will generate cash flows, the cash flows themselves, cash flows from other assets and a discount rate.

Other assets acquired and implicit liabilities in the business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances including the cost of depreciated recovery and recent transaction values for comparable assets, among others. These methodologies require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3              Allowances for doubtful accounts

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, allowances for doubtful accounts are determined based on historical collection history and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$159,540,993 at December 31, 2012 (ThCh$114,618,699 at December 31, 2011), net of an allowance for doubtful accounts provision of ThCh$1,486,749 at December 31, 2012 (ThCh$1,544,574 at December 31, 2011).

2.24.4              Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. The Company reviews the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Company estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.24.5              Liabilities for returnable container collateral

The Company records a liability for deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or case. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the timing of disbursements.

2.25                        New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

The following IFRS and Interpretations of the IFRSIC have been published:

New Standards	Mandatory Effective Date
IFRS 9 Financial instruments: Classification and measurement	January 1, 2015
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013

IFRS 9 “Financial Instruments”

This Standard introduces new requirements for the classification and measurement of financial assets and early application is permitted.  All financial assets must be classified in their entirety on the basis of the company’s business model for financial asset management and the characteristics of contractual cash flows of financial assets.  Under this standard, financial assets are measured at the amortized cost or fair value.  Only financial assets classified as measured at the amortized cost must be impairment-tested.  This standard applies to years beginning on or after January 1, 2015, and it can be adopted earlier.

IFRS 10 “Consolidated Financial Statements” / IAS 27 “Separate Financial Statements”

This Standard supersedes the part of IAS 27 on Separate and Consolidated Financial Statements that spoke of accounting for consolidated financial statements.  It also includes matters in SIC-12, Special-Purpose Entities. IFRS 10 establishes one single control model that applies to all entities (including special purpose or structured entities).  The changes made by IFRS 10 will require that management exercise significant professional judgment in determining which entity is controlled and which must be consolidated.

IFRS 11 “Joint Arrangements”/ IAS 28 “Investments in Associates and Joint Ventures”

IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Joint Ventures.  IFRS 11 uses some of the terms used in IAS 31, but with different meanings.  IAS 31 identifies three types of joint ventures, but IFRS 11 only considers of two types (joint ventures and joint operations) when there is a joint control.  Since IFRS 11 uses the IFRS 10 principle of control to identify control, determining whether there is a joint control can change.  Moreover, IFRS 11 takes away the alternative of accounting for jointly controlled entities (JCEs) using a proportional consolidation.  Instead, JCEs meeting the definition of joint ventures must be accounted for using the equity method. An entity must recognize the assets, liabilities, income and expenses, if any, of joint operations, which include jointly controlled assets, former jointly controlled operations and former JCEs.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all consolidation-related disclosures that were previously in IAS 27 as well as all disclosures previously included in IAS 31 and IAS 28.  These disclosures relate to the interests in related companies, joint arrangements, associates and structured entities. A number of new disclosures are also required.

IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a new guide on how to measure fair value, when required or permitted by IFRS.  When an entity must use the fair value remains the same.  The standard changes the definition of fair value—Fair Value:  The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  Some new disclosures are also added.

Additionally it incorporates some new disclosures

Improvements and amendments	Mandatory application date

IFRS 7 Financial Instruments: Disclosure	January 1, 2013
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013 January 1, 2014
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IAS 1 Presentation of Financial Statements	January 1, 2013
IAS 16 Property, Plant and Equipment	January 1, 2013
IAS 19 Employee Benefits	January 1, 2013
IAS 27 Consolidated and Separate Financial Statements	January 1, 2013
IAS 28 Investments in Associates and Joint Ventures	January 1, 2013
IAS 32 Financial Instruments — Presentation	January 1, 2013
IAS 34 Interim Financial Reporting	January 1, 2013

IFRS 7 Financial Instruments: Disclosure

An amendment to IAS 7 was issued in December 2011 that requires entities to disclose under financial information the effects or possible effects of the compensation agreements of the financial instruments over the entity’s financial position. The rule is applicable beginning January 1, 2013.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities

On June 28, 2012 the IASB issued amendments to clarify the transition guidance to IFRS 10 Consolidated Financial Statements. The amendments also provide additional transition exceptions in the application of IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in other Entities, limiting the requirement to provide restated comparative information only for the preceding comparative period. On the other hand, for the first year that IFRS 12 is applied, the requirement to present comparative information for the disclosures related to unconsolidated structured entities is removed. Effective date for the amendments are the annual periods beginning on or after January 1, 2013, also aligned with the effective date of IFRS 10, 11 and 12.

IAS 1 “Presentation of Financial Statements”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraphs 10, 38 and 41, eliminated paragraphs 39-40 and added paragraphs 38A-38D and 40A-40D, clarifying the difference between voluntary additional comparative information and the minimum required comparative information.  Generally the minimum comparative period required is the previous period.  An entity must include comparative information in the notes related to the financial statements when the entity voluntarily supplies comparative information beyond the minimum comparative period required.  The additional comparative period does not need to contain a complete set of financial statements. Also, opening balances of the financial statements (known as the third balance sheet) must be presented in the following circumstances: when the entity changes its accounting policies; carries out retroactive restatements or reclassifications, and that this change has a material effect on the financial statement. The initial balance of the financial statement would be as of the previous period.  However, contrary to voluntary comparative information, the related notes are not required to accompany the third balance sheet. An entity will apply these amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it is disclosed.

IAS 16 “Property, Plant and Equipment”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraph 8. The amendment clarifies that spare parts and auxiliary equipment that fulfill the definition of property, plant and equipment are not considered inventory. An entity will apply this amendment retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it is disclosed.

IAS 19 – “Employee Benefits”

On June 16 2011, the IASB published an amended IAS 19 — Employee Benefits that change accounting for defined benefit plans and termination benefits.  The amendments require recognition of changes in the defined benefit liability (asset) plan, eliminating the use of the corridor approach and accelerating the recognition of past service costs.  Changes in the defined benefit liability (asset) plan are separated in three components: service cost, net interest on liability (asset) for defined benefits and re-measurements of liability (asset) for defined benefits.

Net interest is calculated using the rate of return for high-quality corporate bonds.  This could be lower than the rate currently used to calculate the expected return over plan assets, resulting in a decrease of earnings for the period.  The amendments are effective for annual periods beginning on or after January 1, 2013, early adoption is permitted. Retrospective application is required with certain exceptions.

IAS 27 – Consolidated and Separate Financial Statements

In May 2011, IASB issued a revised IAS 27 with an amended title — Separate Financial Statements. IFRS 10 Consolidated Financial Statements establishes a single control model that applies to all entities and the requirements relating the preparation of consolidated financial statements.

IAS 28 – Investments in Associates and Joint Ventures

Issued in May 2011, IAS 28 Investments in Associates and Joint Ventures, prescribes accounting of investments in associates and establishes the requirements of application on the equity method to investments in associates and joint ventures.

IAS 32 “Financial Instruments – Presentation”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraphs 35, 37 and 39 and added paragraph 35A, that clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. An entity will apply these amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and applies to annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it disclosed.

IAS 32 amendments issued in December 2011 clarify the differences in the application regarding compensation and reduce the diversity in the current application. The rule is applicable beginning January 1, 2014 and early application is permitted.

IAS 34 “Interim Financial Reporting”

Annual Improvements 2009-2011 Cycle issued in May 2012, amended paragraph 16A.  The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Amended paragraph 16A establishes that total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.

An entity will apply this amendment retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and applies to annual periods beginning on January 1, 2013.  Early adoption is permitted as long as it disclosed.

Management of the Company and its subsidiaries have studied the impact of these new standards and have asserted they do not significantly impact these consolidated financial statements.

2.26                                                Reclassifications and other adjustments

Certain amounts in the consolidated financial statements have been reclassified for comparability with those previously reported as of December 31, 2011. A summary of these items are presented below:

Consolidated Statements of Financial Position

	Previously reported 12.31.2011	Current Presentation 12.31.2011
	ThCh$	ThCh $
Deferred tax assets (a)	8,060,227	—
Total non-current assets	514,487,351	506,427,124
Total assets	750,019,570	741,959,343

Other current financial liabilities (b)	12,280,310	23,093,402
Other current non-financial liabilities (b)	41,154,571	30,341,479
Total non-current liabilities	196,643,904	196,643,904

Deferred tax liabilities (a)	43,305,717	35,245,490
Total non-current liabilities	131,396,746	123,336,519
Total equity and liabilities	750,019,570	741,959,343

(a) Classification of deferred taxes – Deferred tax assets and liabilities related to the same tax jurisdiction are now presented net in all periods as stipulated by IAS 12.74. The amount of the reclassification totals ThCh$8,060,227.

(b) Guarantee deposits - deposits in guarantee in the amount of ThCh$10,813,092  were presented as other non-financial current liabilities as of December 31, 2011, are now presented as other financial current liabilities, since the eventual liquidation, would occur via a cash disbursement.

NOTE 3 –  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The Company’s Board of Directors and Management measures and evaluates performance of segments according to the operating income of each of the countries where there are franchises.

The operating segments are determined based on the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors as the board  makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan  operations

The four operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The income and expense related to corporate management are assigned to the Chilean operation in the operating segment.

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

A summary of the Company’s segment  operations in accordance to IFRS is as follows:

For the year ended December 31, 2012	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	373,744,135	314,923,641	451,596,741	32,028,300	1,172,292,817
Interest income	803,029	301,025	1,602,098	21,907	2,728,059
Interest expense	(7,540,887)	(2,277,362)	(1,231,153)	(123,351)	(11,172,753)
Interest income, net	(6,737,858)	(1,976,337)	370,945	(101,444)	(8,444,694)
Depreciation and amortization	(24,290,171)	(11,201,323)	(16,064,773)	(2,267,871)	(53,824,138)
Total significant expenses items	(319,517,173)	(284,142,437)	(392,538,658)	(25,556,545)	(1,021,754,813)
Net income of the segment reported	23,198,933	17,603,544	43,364,255	4,102,440	88,269,172

Share of the entity in income of associates accounted for using the equity method, total	1,120,893	—	649,005	—	1,769,898
Income tax expense (income), total	(7,378,459)	(10,204,847)	(20,365,279)	(556,051)	(38,504,636)

Segment assets, total	756,203,625	200,769,953	324,432,040	258,430,713	1,539,836,331
Carrying amount in associates and joint ventures accounted for using the equity method, total	17,848,009	—	55,232,052	—	73,080,061
Capital expenditures and other	57,115,820	46,833,922	69,605,956	6,085,212	179,640,910
Liabilities of the segments, total	367,012,519	108,896,064	130,102,661	40,220,166	646,231,410

Cash flows provided by in Operating Activities	62,059,810	42,711,789	74,224,089	9,861,112	188,856,800
Cash flows used in Investing Activities	(39,707,483)	(43,996,852)	(69,604,445)	(2,861,423)	(156,170,203)
Cash flows used in Financing Activities	(38,808,788)	2,720,303	32,537,501	—	(3,550,984)

For the year ended December 31, 2011	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	304,948,177	232,222,929	445,693,311	982,864,417
Interest income	1,490,143	140,622	1,551,669	3,182,434
Interest expense	(5,513,503)	(1,063,755)	(657,918)	(7,235,176)
Interest income, net	(4,023,360)	(923,133)	893,751	(4,052,742)
Depreciation and amortization	(15,894,245)	(7,780,619)	(15,822,662)	(39,497,526)
Total significant expenses items	(245,290,025)	(209,078,941)	(387,917,759)	(842,286,725)

Net income of the segment reported	39,740,547	14,440,236	42,846,641	97,027,424

Share of the entity in income of associates accounted for using the equity method, total	2,663,439	—	(637,281)	2,026,158
Income tax expense (income), total	(7,539,223)	(7,766,215)	(19,379,223)	(34,684,661)

Segment assets, total	320,036,934	121,366,676	300,555,733	741,959,343
Carrying amount in associates and joint ventures accounted for using the equity method, total	36,568,610	—	23,722,356	60,290,966
Capital expenditures and other	77,195,636	25,311,303	28,951,005	131,457,944
Liabilities of the segments, total	146,195,277	78,344,985	95,440,161	319,980,423

Cash flows provided by in Operating Activities	60,517,314	23,655,598	54,777,584	138,950,496
Cash flows used in Investing Activities	(35,007,230)	(25,668,834)	(28,945,134)	(89,621,198)
Cash flows used in Financing Activities	(71,802,207)	4,925,725	(282,903)	(67,159,385)

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2012 and 2011

Description By item	12.31.2012	12.31.2011
	ThCh$	ThCh$
Cash	871,173	138,410
Bank balances	24,171,486	16,326,710
Time deposits	783,223	243,991
Money market funds	29,696,373	14,588,811
Cash and cash equivalents	55,522,255	31,297,922

By currency	M$	ThCh$
Dollar	5,067,208	2,724,252
Euro	—	243,991
Argentine Peso	5,181,955	5,020,278
Chilean Peso	14,089,380	6,340,907
Paraguayan Guaraní	6,112,524	—
Brazilian Real	25,071,188	16,968,494
Cash and cash equivalents	55,522,255	31,297,922

4.1             Time deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at December 31, 2012 and 2011:

Issuance	Entity	Currency	Capital	Annual rate	12.31.2012
			THCH$	%	THCH$
12.28.2012	Banco Regional SAECA — Paraguay	Paraguayan Guaraní	783,223	3.50	783,223

		Total			783,223

Issuance	Entity	Currency	Capital	Annual Rate	12.31.2011
			THCH$	%	THCH$
12.29.2011	Banco BBVA — Chile	Euros	243,449	4.20	243,991

		Total			243,991

4.2             Money Market

Money market mutual fund shares are valued at the share value at the close of each fiscal period. Below is a description for the end of each period:

Institution	12.31.2012	12.31.2011
	ThCh$	ThCh$
Mutual fund Select Banco Itaú — Chile	1,989,833	2,093,339
Mutual fund Soberano Banco Itaú — Brasil	18,235,213	6,281,070
Mutual fund Corporativo Banco BBVA — Chile	2,081,666	770,000
Western Assets Institutional Cash	3,472,196	2,876,982
Mutual fund Banco Galicia	946,885	2,566,901
Mutual fund Patrimonio Banco Caja Económica Federal - Brasil	2,833,080	—
Mutual fund Wells Fargo	137,500	519

Total mutual fund	29,696,373	14,588,811

NOTE 5 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2012 and 2011, other than cash and cash equivalents.  They consist of time deposits expiring in the short term (more than 90 days), restricted mutual funds and derivative contracts. The detail of financial instruments is detailed as follows:

Time deposits

Placement	Maturity	Maturity			Annual
date	date	date	Currency	Principal	Rate	12.31.2012
				ThCh$	%	ThCh$

03.25.2012	03.20.2013	Banco Votorantim - Brasil	R$	16,480	8.82	17,280

Total						17,280

Mutual Funds

Institution	ThCh$
Mutual Fund Banco Galicia (1)	111,301
Subtotal	111,301

Total other current financial assets	128,581

Time deposits

Placement	Maturity					Annual
date	date		Entity	Currency	Principal	Rate	12.31.2011
					ThCh$	%	ThCh$
08.04.2011	01.18.2012		Banco BBVA- Chile	UF	4,000,000	3.44	4,119,995
08/04/2011	01.18.2012		Banco Estado — Chile	UF	4,000,000	3.48	4,138,046
12.21.2011	05.09.2012		Banco Corpbanca — Chile	UF	2,500,000	5.00	2,505,892
12.21.2011	05.09.2012		Banco Chile — Chile	UF	2,500,000	4.70	2,505,684
12.16.2011	02.20.2012	(1)	Banco Galicia - Argentina	Ar$	711,717	20.00	716,403
03.25.2011	03.20.2012		Banco Votorantin - Brasil	R$	17,759	8.82	19,007

					Subtotal		14,005,027

Mutual Funds

Institution		ThCh$
Mutual Fund Banco Galicia (1)		1,656,156
Subtotal		1,656,156

Total other current financial assets	Total	15,661,183

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company

NOTE 6 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1   Other current non-financial assets

Details	12.31.2012	12.31.2011
	ThCh$	ThCh$
Prepaid insurance	182,015	77,228
Prepaid expenses	3,513,515	2,933,946
Fiscal credits	14,118,736	11,704,342
Guaranty deposits with customs	239,879	—
Other current assets	148,693	45,342
Total	18,202,838	14,760,858

Note 6.2   Other non-current, non-financial assets

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Prepaid expenses	2,515,235	2,275,128
Fiscal credits	5,880,191	6,529,944
Judicial deposits (1)	18,002,490	19,989,604
Others	529,174	1,399,133
Total	26,927,090	30,193,809

(1)             See note 21.1 2)

NOTE 7 —  TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	12.31.2012			12.31.2011
Trade and other accounts receivable	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors
Current credit operations debtors	115,998,388	(1,458,801)	114,539,587	86,732,234	(1,516,817)	85,215,417
Other current debtors	15,782,069	—	15,782,069	11,711,426	—	11,711,426
Current commercial debtors	131,780,457	(1,458,801)	130,321,656	98,443,660	(1,516,817)	96,926,843
Current anticipated payments	4,021,021		4,021,021	1,641,953	—	1,641,953
Other current accounts receivable	18,502,187	(27,948)	18,474,239	8,902,000	(27,757)	8,874,243
Commercial debtors and other current accounts receivable	154,303,665	(1,486,749)	152,816,916	108,987,613	(1,544,574)	107,443,039

Non-current accounts receivable
Non-current trade debtors	6,599,310	—	6,599,310	7,175,559	—	7,175,559
Other non-current debtors	124,767	—	124,767	101	—	101
Non-current accounts receivable	6,724,077	—	6,724,077	7,175,660	—	7,175,660
Trade and other accounts receivable	161,027,742	(1,486,749)	159,540,993	116,163,273	(1,544,574)	114,618,699

			N°
Stratification of debtor portfolio by current and non-current credit operations	Number of clients	12.31.2012	Number of clients	12.31.2011
		ThCh$		ThCh$
Up to date non-securitized portfolio	8,514	59,686,698	1,518	24,710,250
Non-securitized portfolio between 01 and 30 days	30,523	51,451,804	35,875	58,528,014
Non-securitized portfolio between 31 and 60 days	484	784,192	390	344,270
Non-securitized portfolio between 61 and 90 days	346	951,083	336	526,403
Non-securitized portfolio between 91 and 120 days	273	316,787	242	429,241
Non-securitized portfolio between 121 and 150 days	282	34,370	226	360,202
Non-securitized portfolio between 151 and 180 days	264	307,727	192	149,929
Non-securitized portfolio between 181 and 210 days	280	176,493	141	141,115
Non-securitized portfolio between 211 and 250 days	276	251,247	206	148,033
Non-securitized portfolio more than 250 days	1,362	8,637,297	527	8,570,336
Total	42,604	122,597,698	39,653	93,907,793

	12.31.2012	12.31.2011
	ThCh$	ThCh$
Current comercial debtors	115,998,388	86,732,234
No current comercial debtors	6,599,310	7,175,559
Total	122,597,698	93,907,793

The change in the allowance for uncollectible  receivables between January 1 and December 31, 2012 and 2011 is presented below:

Item	12.31.2012	12.31.2011
	ThCh$	ThCh$
Initial balance	1,544,574	1,225,556
Bad debt expense	976,331	1,610,540
Write-off of accounts receivable	(843,766)	(1,368,084)
Increase (decrease) because of foreign exchange	(190,390)	76,562
Movement	(57,825)	319,018
Ending balance	1,486,749	1,544,574

NOTE 8 —  INVENTORY

The composition of inventory balances is detailed as follows:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Raw materials	41,942,176	29,518,840
Merchandise	8,797,194	6,949,830
Production inputs	1,125,276	1,211,163
Products in progress	705,637	256,273
Finished goods	22,792,255	11,215,868
Spare parts	14,479,488	8,849,970
Other inventory	1,504,926	765,020
Obsolescence provision (1)	(2,027,126)	(1,280,306)
Total	89,319,826	57,486,658

The cost of inventory recognized as a cost of sales totaled ThCh$698,955,215 and ThCh$578,581,184  at December 31, 2012 and 2011, respectively.

(1)            The provision for obsolescence is primarily related to the obsolescence of parts classified as inventories and less finished goods and raw materials.

NOTE 9 —  INCOME TAX AND DEFERRED TAXES

During 2012, the Company had a taxable profits fund of ThCh$62,842,623, comprised of profits with credits for first category income tax amounting to ThCh$57,435,400 and profits with no credit amounting to ThCh$5,407,223.

9.1                               Current tax assets

Current tax receivables break down as follows:

Item	12.31.2012	12.31.2011
	ThCh$	ThCh$
Monthly provisional payments	2,319,627	1,646,502
Tax credits (1)	559,766	817,064
Total	2,879,393	2,463,566

(1)    That item corresponds to income tax credits on account of training expenses, purchase of property, plant and equipment and donations.

9.2                               Current tax liabilities

Current tax payables correspond to the following items:

Item	12.31.2012	12.31.2011
	ThCh$	ThCh$
Income tax	355,363	3,459,329
Other	759,447	361,918
Balance	1,114,810	3,821,247

9.3                               Tax expense

The current and deferred income tax expenses for the periods ended December 31, 2012 and 2011 are detailed as follows:

Item	12.31.2012	12.31.2011
	ThCh$	ThCh$
Current tax expense	31,849,744	31,384,666
Adjustment to current tax from the previous fiscal year	172,055	371,547
Other current tax expenses	823,616	396,319
Current tax expense	32,845,415	32,152,532
Deferred tax expense	5,616,047	2,532,129
Other deferred tax expenses	43,174	—
Deferred tax expenses	5,659,221	2,532,129
Income tax expense	38,504,636	34,684,661

9.4                               Deferred taxes

The net cumulative balances of temporary differences created deferred tax assets and liabilities, which are shown below:

	12.31.2012		12.31.2011
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	432,181	29,494,188	897,101	22,769,301
Impairment accrual	637,675	—	865,769	—
Employee benefits	1,807,163	—	1,462,239	—
Post-employment benefits	—	277,510	—	510,613
Tax losses (1) and (2)	9,026,314	—	705,861	—
Contingency provision	2,020,821	—	2,215,553	—
Foreign exchange rate difference (Foreign Subsidiaries) (4)	—	9,145,349	—	11,698,815
Allowance for doubtful accounts	350,319	—	368,947	—
Tax income for inventory holding (Argentina)	150,486	—	1,066,527	—
Tax incentives (Brazil) (3)	—	10,930,694	—	7,900,864
Assets and liabilities for placement of bonds	370,245	77,316	—	—
Leasing liabilities	430,476	—	—	—
Inventories	—	127,550	—	—
Distribution rights	—	76,559,423	—	—
Other	997,372	1,025,648	478,230	426,124
Subtotal	16,223,052	127,637,678	8,060,227	43,305,717
Net Liabilities	—	111,414,626	—	35,245,490

(1)    Corresponding to our subsidiary in Chile, Embotelladora Andina Chile S.A., that is in the start-up process of its manufacturing and commercial operations. Tax losses in Chile do not have an expiration date.

(2)    Tax losses related to Coca-Cola Polar Argentina S.A., which will be recorded once the merger with Embotelladora del Atlántico materializes for an amount of ThCh$5,280,865.

(3)    Corresponds to tax incentives in Brazil that consist of a tax withholding reduction that are financially recorded under results, but under tax rules they must be controlled in equity accounts, and cannot be distributed as dividends.

(4)    Deferred tax generated by exchange rate difference upon translation of intercompany accounts with the Brazilian subsidiary Rio de Janeiro Refrescos Ltda. that financially are carried to comprehensive results, but under tax rules they are taxable in Brazil at the moment they are received.

9.5                               Deferred tax liability movement

Movement in deferred accounts is detailed as follows:

Item	12.31.2012	12.31.2011
	ThCh$	ThCh$

Initial Balance	35,245,490	35,600,739
Increase due to merger	76,544,806	—
Increase in deferred tax liabilities	4,453,994	2,309,907
Sale of ownership interest in Vital S.A.	—	(947,445)
Decrease due to foreign currency translation	(4,829,664)	(1,717,711)
Movements	76,169,136	(355,249)
Ending balance	111,414,626	35,245,490

9.6                               Distribution of domestic and foreign tax expenses

As of December 31, 2012 and 2011, domestic and foreign tax expenses are detailed as follows:

Income tax	12.31.2012	12.31.2011
	ThCh$	ThCh$
Current taxes
Foreign	(25,054,795)	(24,138,759)
Domestic	(7,790,620)	(8,013,773)
Current tax expense	(32,845,415)	(32,152,532)

Deferred taxes
Foreign	(6,071,382)	(3,006,679)
Domestic	412,161	474,550
Deferred tax expense	(5,659,221)	(2,532,129)
Income tax expense	(38,504,636)	(34,684,661)

9.7                                       Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	12.31.2012	12.31.2011
	ThCh$	ThCh$
Income before taxes	126,773,808	131,712,085
Tax expense at legal rate (20%)	(25,354,762)	(26,342,417)
Effect of a different tax rate in other jurisdictions	(12,034,351)	(11,459,545)

Permanent differences:
Non-taxable revenues	3,302,249	4,190,331
Non-deductible expenses	(3,154,544)	(868,025)

Tax effect over changes in the tax rate	(826,898)	—
Tax provision in excess of preceding periods	(227,343)	—
Other increases (decreases) in charge for legal taxes	(208,987)	(205,005)
Adjustments to tax expenses	(1,115,523)	3,117,301

Tax expense at the effective rate	(38,504,636)	(34,684,661)
Effective rate	30.4%	26.3%

Below are the income tax rates applicable in each jurisdiction where the Company does business:

	Rate
País	2012	2011
Chile	20%	20%
Brasil	34%	34%
Argentina	35%	35%
Paraguay	10%	—

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are itemized below for the close of each fiscal period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2012	12.31.2011	12.31.2012	12.31.2011	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	61,735,710	47,924,160	—	—	61,735,710	47,924,160
Land	57,134,715	34,838,977	—	—	57,134,715	34,838,977
Buildings	163,759,761	93,603,989	(31,980,362)	(28,249,427)	131,779,399	65,354,562
Plant and equipment	346,179,261	264,342,629	(169,999,912)	(155,026,259)	176,179,349	109,316,370
Information technology	12,429,618	11,416,373	(6,629,395)	(9,273,033)	5,800,223	2,143,340
Fixed facilities and accessories	40.282.483	29,878,815	(15,443,891)	(14,428,606)	24,838,592	15,450,209
Vehicles	11,134,161	4,871,319	(3,298,464)	(2,932,515)	7,835,697	1,938,804
Improvements to leased property	130,240	153,483	(120,818)	(129,503)	9,422	23,980
Other property, plant and equipment (1)	294.974.382	250,672,995	(183,736,764)	(177,598,930)	111,237,618	73,074,065
Item	987,760,331	737,702,740	(411,209,606)	(387,638,273)	576,550,725	350,064,467

(1)        Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.

(2)        As of December 31, 2012 there were financial lease agreements for the purchase of vehicles in the subsidiary Rio de Janeiro Refrescos Ltda., and Tetrapak equipment in Argentina

The net balance of each of these categories at December 31, 2012 and December 31, 2011 is detailed as follows:

Other property, plant and equipment	12.31.2012	12.31.2011
	ThCh$	ThCh$
Bottles	59,983,147	43,138,347
Marketing and promotional assets	40,251,550	23,218,456
Other property, plant and equipment	11,002,921	6,717,262
Total	111,237,618	73,074,065

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile                                      : Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo y Punta Arenas.

Argentina             : Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, Tierra del Fuego

Brazil                                  : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo and Vitoria.

Paraguay:          Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2012 and January 1 and December 31, 2011:

For the year ended 12.31.2012	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467
Additions	59,622,568	—	163,015	16,253,430	590,141	33,027	1,623,662	—	50,800,843	129,086,686
Disposals	—	—	—	(425,844)	(32,575)	—	—	—	(712,471)	(1,170,890)
Transfers between items of property, plant and equipment	(62,379,694)	(263,320)	33,207,590	20,739,334	2,326,639	11,403,778	4,676,401	—	(9,710,728)	—
Transfers to assets held for sale, current	—	—	(2,977,969)	—	—	—	—	—	—	(2,977,969)
Additions due to merger(1)	18,267,801	25,288,317	46,717,142	58,602,133	2,068,712	24,765	591,579	—	40,370,384	191,930,833
Depreciation expense	—	—	(2,958,099)	(20,058,072)	(1,043,395)	(1,645,825)	(728,228)	(11,624)	(26,831,414)	(53,276,657)
Increase (decrease) in foreign currency translation	(1,699,125)	(2,729,259)	(7,833,909)	(8,547,363)	(236,756)	(422,406)	(133,634)	(2,934)	(13,619,288)	(35,224,674)
Other increases (decreases)	—	—	107,067	299,361	(15,883)	(4,956)	(132,887)	—	(2,133,773)	(1,881,071)
Total movements	13,811,550	22,295,738	66,424,837	66,862,979	3,656,883	9,388,383	5,896,893	(14,558)	38,163,553	226,486,258
Ending balance	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725

(1)         Corresponds to balances incorporated as of October 1, 2012 as a result of the merger with Embotellaoras Coca-Cola Polar S.A. explained in note 1 b).

For the period ended 12.31.2011	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180
Deconsolidation of Vital S.A. because control was lost	—	(1,789,538)	(5,234,227)	(6,749,334)	—	—	—	—	(732,167)	(14,505,266)
Additions	52,845,762	(973)	2,076,108	30,838,285	601,044	45,516	499,615	—	31,524,654	118,430,011
Disposals	(13,506)	(120,727)	(762,174)	(17,571)	(185)	(30,395)	—	—	(49,852)	(994,410)
Transfers between items of property, plant and equipment	(28,409,020)	283,495	8,785,405	21,589,748	398,449	1,810,434	14,956	—	(4,473,467)	—
Depreciation expense	—	—	(2,022,571)	(13,713,542)	(931,282)	(1,117,400)	(379,172)	(21,250)	(20,650,320)	(38,835,537)
Increase (decrease) in foreign currency translation	(24,574)	(67,205)	(179,705)	(542,938)	6,023	26,995	(1,980)	307	(280,024)	(1,063,101)
Other increases (decreases)	18,988	10,122	(290,200)	35,876	(44)	(1,569,095)	(64,663)	—	(2,590,394)	(4,449,410)
Total movements	24,417,650	(1,684,826)	2,372,636	31,440,524	74,005	(833,945)	68,756	(20,943)	2,748,430	58,582,287
Ending balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of December 31, 2012 and December 31, 2011 are detailed as follows:

11.1                                Accounts receivable:

11.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2012	12.31.2011
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder	Chile	Chilean pesos	4,893,956	—
96.714.870-9	Coca-Cola de Chile S. A.	Shareholder	Chile	Chilean pesos	—	6,014,176
86.881.400-4	Envases CMF S. A.	Associate	Chile	Chilean pesos	—	338,765
96.517.210-2	Embotelladora Iquique S.A.	Shareholder	Chile	Chilean pesos	358,859	—
Foreign	Montevideo Refrescos S.A.	Shareholder	Uruguay	Dollars	51,215	—
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	20,058
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	301	—
93.473.000-3	Embotelladoras Coca-Cola Polar S.A.	Shareholder	Chile	Chilean pesos	—	66,052
		Total			5,324,389	6,418,993

11.1.2                      Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2012	12.31.2011
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	7,197	11,187

		Total			7,197	11,187

11.2                                Accounts Payable:

11.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2012	12.31.2011
					ThCh$	ThCh$
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	8,680,945	—
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine peso	11,624,070	962,725
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian Reais	6,721,378	6,287,520
96.705.990-0	Envases Central S.A. (1)	Equity Investee	Chile	Chilean pesos	—	2,200,977
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	5,441,206	—
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Chilean pesos	—	732,249
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Chilean pesos	—	1,175,567
89.996.200-1	Envases del Pacifico S.A.	Related to director	Chile	Chilean pesos	259,613	—
		Total			32,727,212	11,359,038

(1)         As of December 31, 2012 they do not present balances, given they have been incorporated to the consolidation as of October 1, 2012, as a result of the merger with Embotellaoras Coca-Cola Polar S.A. explained in note 1 b).

11.3                                Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2012
						ThCh$
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean pesos	76,756,589
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	3,184,671
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,731,636
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of finished products	Chilean pesos	1,245,309
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	1,016,520
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean pesos	3,686,498
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	28,986,747
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,722,611
96.891.720-K	Embonor S.A.	Related to shareholder	Chile	Sale of finished products	Chilean pesos	10,293,435
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholder	Chile	Sale of finished products dos	Chilean pesos	2,244,302
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Concentrate purchase	Brazilian Reais	78,524,183
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reimbursement and other purchases	Brazilian Reais	1,335,869
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Advertising participation payment	Brazilian Reais	14,502,915
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Concentrate purchase	Argentine pesos	68,569,280
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	2,624,656
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine pesos	5,419,055
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean pesos	1,873,336
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	61,042,686
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	59,455,046
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean pesos	223,027
84.505.800-8	Vendomatica S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,358,380
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling	Chilean pesos	349,211
93.899.000-K	Vital Jugos S.A. (1)	Associate	Chile	Sale of raw material and materials	Chilean pesos	4,697,898
93.899.000-K	Vital Jugos S.A.(1)	Associate	Chile	Purchase of finished products	Chilean pesos	18,656,191
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	14,618,933
96.705.990-0	Envases Central S.A. (1)	Associate	Chile	Sale of raw materials and materials	Chilean pesos	2,479,381
76.389.720-6	Vital Aguas S.A. (1)	Associate	Chile	Purchase of finished products	Chilean pesos	4,065,125

(1)         Corresponds to transactions generated with Vital Aguas S.A:, Vital Jugos S.A. and Envases Central S.A. up until before taking control over those companies as a result of what has been described in Note 1b)

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2011
						ThCh$
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Sale of raw materials	Chilean pesos	5,589,681
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Collection of loans	Chilean pesos	3,102,400
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	21,687,373
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Loan granted	Chilean pesos	2,600,000
96.705.990-0	Envases Central S. A.	Associate	Chile	Purchase of finished products	Chilean pesos	19,170,427
96.705.990-0	Envases Central S. A.	Associate	Chile	Sale of raw materials	Chilean pesos	3,345,527
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean pesos	66,279,629
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	2,300,351
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of marketing services	Chilean pesos	791,098
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean pesos	6,147,836
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	10,574,791
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean pesos	1,294,064
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	6,191,936
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Concentrate purchase	Brazilian Reais	83,833,396
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reimbursement and other purchases	Brazilian Reais	1,371,278
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Advertising participation payment	Brazilian Reais	18,489,621
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Concentrate purchase	Argentine pesos	50,482,708
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine pesos	2,099,957
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine pesos	5,078,692
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investments in time deposits	Chilean pesos	723,921
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Bank loans	Chilean pesos	3,498,249
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean pesos	1,434,234
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Payment of bank loans	Chilean pesos	3,498,249
84.505.800-8	Vendomática S. A.	Related to director	Chile	Sale of finished products	Chilean pesos	1,330,544
79.753.810-8	Claro y Cía.	Related to partner	Chile	Legal Counseling	Chilean pesos	246,548
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean pesos	355,460

11.4                                Payroll and benefits of the Company’s key employees

Salary and benefits paid to the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Executive wages, salaries and benefits	4,511,609	4,324,205
Director allowances	1,302,000	1,104,000
Termination benefits	—	2,289,610
Accrued benefits in the last five years and paid during the period	723,298	1,338,675
Total	6,536,907	9,056,490

NOTE 12 —  EMPLOYEE BENEFITS

As of December 31, 2012 and 2011, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh 8,240,460 and ThCh$6,354,816, respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

12.1           Personnel expenses

Personnel expenses included in the statement of consolidated comprehensive income were:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$

Wages and salaries	116,549,091	85,266,348
Employee benefits	29,023,263	19,336,845
Severance and post-employment benefits	2,474,611	2,307,187
Other personnel expenses	7,218,448	5,135,492
Total	155,265,413	112,045,872

12.2           Post-employment benefits

This item represents the post employment benefits valued pursuant to Note 2.17.

Post-employment benefits	12.31.2012	12.31.2011
	ThCh$	ThCh$

Non-current provision	7,037,122	5,130,015
Total	7,037,122	5,130,015

12.3           Post-employment benefit movement

The movements of post-employment benefits for the year ended December 31, 2012 and 2011 are detailed as follows:

Movements	12.31.2012	12.31.2011
	ThCh$	ThCh$
Initial balance	5,130,015	7,256,590
Increase due to merger	189,921	—
Service costs	1,500,412	288,386
Interest costs	158,235	471,678
Net actuarial losses	1,010,136	1,310,764
Benefits paid	(951,597)	(4,197,403)
Total	7,037,122	5,130,015

12.4           Assumptions

The actuarial assumptions used at December 31, 2012 and 2011 were::

Assumption	2012	2011

Discount rate (1)	5,1%	6.5%
Expected salary increase rate (1)	4,4%	5.0%
Turnover rate	5,4%	6.6%
Mortality rate (2)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD

13.1                                Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Investment Cost		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2012	12.31.2011	12.31.2012	12.31.2011
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Pesos	17,848,010	16,824,399	50.00%	50.00%
93.899.000-K	Vital Jugos S.A. (1) y (2)	Chile	Pesos	—	12,568,269	—	57.00%
76.389.720-6	Vital Aguas S.A. (1) y (2)	Chile	Pesos	—	2,952,050	—	56.50%
96.705.990-0	Envases Central S.A. (1) y (2)	Chile	Pesos	—	4,223,890	—	49.91%
Foreign	Kaik Participacoes Ltda. (3)	Brasil	Brazilian Real	1,172,641	1,304,027	11.31%	11.31%
Foreign	Sistema de Alimentos de Bebidas Do Brasil Ltda. (3)	Brasil	Brazilian Real	9,587,589	9,766,182	5.74%	5.74%
Foreign	Sorocaba Refrescos S.A.(4)	Brasil	Brazilian Real	34,709,914	—	40.00%	—
Foreign	Holdfab2 Participacoes Societarias Ltda.	Brasil	Brazilian Real	9,761,907	12,652,149	36.40%	36.40%

	Total			73,080,061	60,290,966

(1)             In these companies, regardless of the percentage of ownership interest held in 2011, was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             The mentioned companies do not present balances as of December 31, 2012, as a result of the merger with Embotellaoras Coca-Cola Polar S.A. explained in note 1 b)

(3)             In these companies, regardless of the percentage of ownership interest, it has been defined that it has significant influence since it has the right to appoint directors

(4)             Corresponds to the purchase of a 40% ownership interest in the Brazilian company for an amount of ThCh33,496,920 during the last quarter of 2012.

13.2                                Movement

The movement of investments in associates recorded using the equity method is shown below, for the year ended December 31, 2012 and 2011:

Details	12.31.2012	12.31.2011
	ThCh$	ThCh$
Initial Balance	60,290,966	50,754,168
Incorporation of Vital Jugos S.A.	—	13,114,268
Capital increases in equity investees	2,380,320	4,527,000
Acquisition of Sorocaba Refrescos S.A. (40%)	34,513,444	—
Sale of 43% ownership interest in Vital Jugos S.A.	—	(6,188,675)
Dividends received	(402,148)	(2,786,957)
Share in operating income	2,409,110	2,541,186
Goodwill in sale of property plant and equipment to Envases CMF	85,266	85,266
Amortization Fair Value Vital Jugos S. A.	(77,475)	—
Decrease in foreign currency translation	(3,652,740)	(621,861)
Capital decrease (return of capital) in Envases CMF S.A.	—	(1,150,000)
Discontinued equity method in equity method investees for taking control as a result of the merger (1)	(22,466,682)	—
Other, nets	—	16,571
Ending balance	73,080,061	60,290,966

(1)         Corresponds to the proportional equity value recorded as of September 30, 2012 for the equity investees Vital Aguas S.A. Vital Jugos S.A. and Envases Central, that as explained in note 1 b) as a result of the merger with Embotelladoras Coca-Cola Polar, they are now considered subsidiaries and are incorporated into the consolidation as of October 1, 2012.

The main movements for the periods ended 2012 and 2011 are detailed as follows:

•             A special shareholders meeting of Vital S.A., a Company subsidiary, held on January 5, 2011, approved a capital increase of ThCh$1,278,000, which was paid in full on January 7, 2011.  It also approved changing the name of the company to Vital Jugos S.A.

•             On January 21, 2011, subsidiaries Andina Bottling Investments S.A. and Andina Inversions Societarias S.A. together sold a 43% ownership interest in Vital Jugos S.A. to Embotelladoras Coca-Cola Polar S.A., (15%) and Coca-Cola Embonor S.A. (28%), for an amount of ThCh$6,841,889, resulting in a gain of ThCh$ 653,214 which is presented as other gains (losses) in the income statement.

As a result of the transactions,  the Andina Company lost control of Vital Jugos S.A., given that despite maintaining 57% ownership, substantive participating rights exist on behalf of the other shareholders in that at least one vote is required from the rest of the bottlers of Coca-Cola system for decision-making of financial policies and operation of the business. Accordingly, beginning on January 21, 2011, Vital Jugos S.A., is treated as investments accounted for using the equity method, being excluded from the consolidation.  Additionally, because of the loss of control of Vital Jugos S.A., according to the guidelines of IAS 27 “Consolidated and Separate Financial Statements”, the difference between the estimated fair value and the book value of the investment remaining in the Company’s possession (amounting to ThCh$867,414) was recognized as a component of “Share in profit (loss) of equity method investees” within the income statement, at December 31, 2011.

•             During the months of March and April 2011, capital contributions were made to Vital Jugos S.A., for a total amount of ThCh$3,249,000.

•             During 2011, Sucos del Valle do Brasil Ltda. changed its name to Sistema de Alimentos de Bebidas do Brasil Ltda. and merged with Mais Industrias de Alimentos S.A. that same year. Rio de Janeiro Refrescos Ltda. held an interest of 6.16% in both companies, but after the corporate restructuring, basically to capitalize income, that share fell to 5.74%.

•             During the period ended December 31, 2011, the Company has received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$2,061,957. During the year 2012 said Company has not distributed dividends, however, the minimum dividend established by IFRS has been recognized in the amount of ThCh$402,148.

•             In accordance with the Special Shareholders’ Meeting of Envases CMF S.A., held during December 2011, a capital reduction was agreed in the amount of ThCh$2,300,000, of which the Company shall receive ThCh$1,150,000, which was paid during the month of January 2012.

•             In accordance with the Special Shareholders’ Meeting of our equity investee, Vital Jugos S.A., held April 10, 2012, a capital increase was agreed in the amount of ThCh$6,960,000, with 60% of the increase being paid on May 15, 2012 and the balance thereof will be paid during the course of the year. The Andina Company met that capital increase in the percentage of the outstanding ownership at that date of 57% contributing ThCh$2,380,320.

•             After the merger with Embotelladoras Coca-Cola Polar, identified in Note 1b) the Andina Company acquired control in Vital Jugos S.A., Vital Aguas S.A. and Envases Central as of October 1, 2012, since it now holds an ownership interest of 72.0%, 73.6% and 59.27% respectively.

•             In November of 2012 and exercising the faculties given by the Shareholders’ Agreements, Coca-Cola Embonor S.A., purchased at book value 7.1% ownership interest in Vital Aguas S.A. and 7.0% ownership interest in Vital Jugos S.A. The disbursements received for these transactions amounted to ThCh$2,112,582.

•             On August 30, 2012, Rio de Janeiro Refrescos Ltda. (“RJR”), a subsidiary of Embotelladora Andina S.A. in Brazil, on one part; and, on the other, Renosa Industria Brasileira de Bebidas S.A. have signed a promissory purchase agreement containing the conditions leading to the acquisition by RJR of 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A. which is equivalent to 40% of the total shares of Sorocaba.  The promissory agreement should be fulfilled within a period of 180 days. The agreement was materialized during the month October with a payment of 146.9 million reais.

13.3 Reconciliation of Income by Investment in Associates:

Details	12.31.2012	12.31.2011
	ThCh$	ThCh$
Equity in income of associates	2,409,110	2,541,186

Non-realized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(647,003)	(600,294)
Amortization of gain sale of property plant and equipment Envases CMF	85,266	85,266
Amortization of fair value adjustments related to Vital	(77,475)	—
Income Statement Balance	1,769,898	2,026,158

13.4              Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of December 31, 2012:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	Sistema de Alimentos de Bebidas do Brasil Ltda.	Holdfab 2 Participacoes Societarias Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	58,188,207	42,451,865	10,359,341	272,181,209	27,343,843
Total liabilities	21,042,658	22,140,900	318	105,150,047	522,262
Total revenue	44,520,824	5,908,245	—	235,093,886	—
Net income (loss) of associate	2,680,985	491,176	543,050	18,486,920	(2,605,025)

Reporting date	12/31/2012	11/30/2012	11/30/2012	11/30/2012	11/30/2012

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1                                Intangible assets not considered goodwill

Intangible assets not considered as goodwill as of the end of each period are detailed as follows:

	December 31, 2012			December 31, 2011
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rights	497,998	(90,041)	407,957	526,342	(103,879)	422,463
Distribution rights	459,320,270	—	459,320,270	—	—	—
Software	13,597,796	(8,743,750)	4,854,046	8,974,534	(8,258,140)	716,394
Total	473,416,064	(8,833,791)	464,582,273	9,500,876	(8,362,019)	1,138,857

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2012 and 2011:

	December 31, 2012				December 31, 2011
	Distribution				Water
Description	Rights	Rights	Software	Total	rights	Software	Total
	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	—	422,463	716,394	1,138,857	428,626	936,969	1,365,595
Additions	—	—	3,506,266	3,506,266	—	418,182	418,182
Increase due to merger (1)	459,393,920	—	1,083,184	460,477,104	—	—	—
Amortization	—	(6,585)	(547,481)	(554,066)	(7,207)	(661,989)	(669,196)
Other increases (decreases)	(73,650)	(7,921)	95,683	14,112	1,044	23,232	24,276
Final balance	459,728,227	407,957	4,854,046	464,582,273	422,463	716,394	1,138,857

(1)         In accordance with what has been described in note 1b) corresponds to the rights to produce and distribute products under the Brand of Coca-Cola in the franchise territories maintained by Embotelladoras Coca-Cola Polar S.A. in Chile, Argentina and Paraguay.  Said distribution rights are not subject to amortization and are composed as follows:

M$
Chile	300,305,727
Paraguay	156,627,248
Argentina	2,387,295
Total	459,320,270

14.2                                        Goodwill

Movement in goodwill is detailed as follows:

Year ended December 31, 2012

Cash generating unit	01.01.2012	Additions (1)	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12.31.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operation	—	8,503,023	—	—	8,503,023
Brazilian operation	41,697,004	—	—	(6,160,037)	35,536,967
Argentine operation	15,855,174	1,041,633	—	(3,059,468)	13,837,339
Paraguayan operation	—	6,915,412	—	—	6,915,412
Total	57,552,178	16,460,068	—	(9,219,505)	64,792,741

(1)         As explained in note 1b), corresponds to goodwill generated in the fair value valuation of assets and liabilities stemming from the merger with Embotelladoras Coca-Cola Polar S.A.

Year ended December 31, 2011

Cash generating unit	01.01.2011	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	42,298,955	—	—	(601,951)	41,697,004
Argentine operation	15,471,380	—	—	383,794	15,855,174
Total	57,770,335	—	—	(218,157)	57,552,178

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2012	12.31.2011
	ThCh$	ThCh$
Bank loans	87,278,613	8,689,670
Bonds payable	4,376,648	3,426,922
Deposits in guarantee	13,851,410	10,813,092
Forward contract obligations (see note 20)	394,652	163,718
Leasing agreements	346,696	—
Total	106,248,019	23,093,402

Non-current	12.31.2012	12.31.2011
	ThCh$	ThCh$
Bank loans	46,353,758	5,081,986
Bonds payable	126,356,040	69,559,417
Leasing agreements	1,170,397	—
Total	173,880,195	74,641,403

(1)         15.1.1    Bank loans, current

										Maturity		Total
											90 days
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	up to 1	At	At
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	year	12.31.2012	12.31.2011
												ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario	Argentina	Argentine Peso	Monthly	14.80%	9.90%	243,782	705,763	949,545	739,966
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santa Fe	Argentina	Argentine Peso	Monthly	15.00%	15.00%	—	96,370	96,370	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	Monthly	15.00%	15.00%	—	27,447	27,447	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santa Fe	Argentina	Argentine Peso	At maturity	12.85%	12.85%	6,500,755	—	6,500,755	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	At maturity	14.50%	14.50%	645,870	—	645,870	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación	Argentina	Argentine Peso	Monthly	18.85%	18.85%	—	—	—	5,537,442
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Patagonia	Argentina	Argentine Peso	At maturity	12.50%	12.50%	3,896,499	—	3,896,499	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Standard Bank	Argentina	Argentine Peso	At maturity	15.50%	15.50%	913	—	913	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brasil	Brazilian Real	Monthly	9.40%	9.40%	134,864	—	134,864	187,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	6.63%	6.63%	941,997	—	941,997	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	7.15%	7.15%	328,872	—	328,872	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	2.99%	3.52%	525,091	—	525,091	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.84%	6.84%	—	2,828,742	2,828,742	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	Semiannually	5.76%	5.76%	—	671,827	671,827	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.60%	6.60%	—	9,171,557	9,171,557	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.82%	6.82%	—	2,323,515	2,323,515	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.84%	6.84%	—	2,695,242	2,695,242	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	32,069	—	32,069	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Dollars	At maturity	3.36%	3.36%	—	1,452,145	1,452,145	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Dollars	At maturity	2.20%	2.20%	32,661	4,799,600	4,832,261	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	6.80%	6.80%	—	7,018,620	7,018,620	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.49%	6.49%	384,618	—	384,618	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	Banco BBVA	Chile	Chilean pesos	At maturity	6.25%	6.25%	7,521,185	—	7,521,185	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.83%	6.83%	—	10,335,540	10,335,540	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.951.000-4	Banco HSBC	Chile	Chilean pesos	At maturity	6.80%	6.80%	—	7,562,333	7,562,333	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	6.85%	6.85%	—	10,694,653	10,694,653	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco Santander	Chile	Chilean pesos	At maturity	4.30%	4.30%	—	5,031,567	5,031,567	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco BBVA	Chile	Chilean pesos	At maturity	6.25%	6.25%	—	—	—	1,827,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-k	Banco BBVA	Chile	Chilean pesos	At maturity	8.88%	8.88%	—	—	—	397,928
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	At maturity	4.680%	4.68%	—	674,516	674,516	—
											Total	87,278,613	8,689,670

15.1.2  Bank loans, non current

										Maturity			Total
												More
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	than	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	12.31.2012	12.31.2011
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario(1)	Argentina	Argentine Peso	At maturity	14.80%	9.90%	2,044,208	851,753	—	2,895,961	4,684,408
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine Peso	At maturity	15.00%	15.00%	674,591	—	—	674,591	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	At maturity	15.00%	15.00%	192,130	—	—	192,130	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brasil	Brazilian Real	Monthly	9.40%	9.40%	202,358	—	—	202,358	397,578
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	6.63%	6.63%	3,629,576	440,001	—	4,069,577	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Brazilian Real	Monthly	7.15%	7.15%	1,005,420	128,612	—	1,134,032	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	2.99%	3.52%	17,028,187	17,028,187	—	34,056,374	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	5.76%	5.76%	660,000	—	—	660,000	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	1,900,000	—	—	1,900,000	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	At maturity	4.29%	4.29%	568,735	—	—	568,735	—
												Total	46,353,758	5,081,986

(1)    The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A. is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.  The loan has been recorded in the financial statements at the fair value, i.e. using the market rate of 14.8% per annum.  The interest differential of ThCh$ 382,028  is recorded as a component of the fixed asset balance and depreciated over its estimated useful life.

15.2.1 Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	12.31.2012	12.31.2011	12.31.2012	12.31.2011	12.31.2012	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bonds (face rate interest)	4,728,582	3,674,408	127,169,976	71,877,478	131,898,558	75,551,886
Expenses of bond issuance and discounts on placement	(351,934)	(247,486)	(813,936)	(2,318,061)	(1,165,870)	(2,565,547)
Net balance presented in statement of financial position	4,376,648	3,426,922	126,356,040	69,559,417	130,732,688	72,986,339

15.2.2              Current and non-current balances

The bonds correspond to Series A, B and C UF bonds issued on the Chilean market. These instruments are further described below :

Bond registration or							Next
identification number		Face	Unit of	Interest	Final	Interest	amortization	Par value
Bond registration or	Series	amount	adjustment	rate	maturity	payment	of capital	12.31.2012	12.31.2011
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 640, 8/23/2010	A	1,000,000	UF	3.0%	08.15.2017	Semi- annually	02/15/2014	255,057	—
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5%	06.01.2026	Semi- annually	12/01/2013	3,964,645	3,674,408
SVS Registration No, 641, 8/23/2010	C	1,500,000	UF	4.0%	08.15.2031	Semi- annually	02/15/2021	508,880	—
Total current portion								4,728,582	3,674,408

Bonds non-current portion
SVS Registration No, 640, 8/23/2010	A	1,000,000	UF	3.0%	08.15.2017	Semi- annually	02/15/2014	22,840,750	—
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5%	06.01.2026	Semi- annually	12/01/2013	70,068,101	71,877,478
SVS Registration No, 641, 8/23/2010	C	1,500,000	UF	4.0%	08.15.2031	Semi- annually	02/15/2021	34,261,125	—
Total non-current portion								127,169,976	71,877,478

Accrued interest included in the current portion of bonds totaled ThCh$1,156,542 and ThCh$400,661 at December 31, 2012 and 2011, respectively

15.2.3                       Non-current maturities

							Total
		Year of maturity					non-current
	Series	2014	2015	2016	2017	After	12.31.2012
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 640, 8/23/2010	A	5,710,188	5,710,188	5,710,188	5,710,186	—	22,840,750

SVS Registration 254, 6/13/2001	B	3,804,223	4,051,500	4,314,846	4,595,310	53,302,222	70,068,101

SVS Registration 641,08/23/2010	C	—	—	—	—	34,261,125	34,261,125
Total		9,514,411	9,761,688	10,025,034	10,305,496	87,563,347	127,169,976

15.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2012

AA +                    :                    Rating assigned by Fitch Chile

AA +                    :                    Rating assigned by Feller & Rate

15.2.5                       Restrictions

The following restrictions apply to the issuance and placement of the Company’s Series B bonds on the Chilean market in 2001, as well as Series A and C bonds, for a total of UF 6,200,000. Of that amount, UF 5,798,646.34 is outstanding:

•                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated equity in the case of Series B bonds. As defined in the debt agreements, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total equity plus non-controlling interests will be considered consolidated Equity.

•                                For Series A and C bonds, Embotelladora Andina S.A. must maintain a net financial indebtedness that does not exceed 1.5 times in its quarterly financial statements, measured against its consolidated financial statements.  For these effects, financial indebtedness level shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling shareholders plus non controlling interest). On the other hand, net financial debt is the difference between financial debt and cash balance of the issuer.

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

As of December 31, 2012 the amounts included in this restriction are the following:	ThCh$
Consolidated Assets free from pledges, mortgages and other taxes:	1,521,286,596
Non-guaranteed outstanding liabilities	280,128,213

Based on these figures Consolidated Assets free from pledges, mortgages and other taxes are equal to 5,4 times of  non consolidated outstanding liabilities.

•                                For Series B bonds the franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•                                For Series B bonds, the territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

•                                For A and C lines, not invest in instruments issued by related parties, nor engage in other activities with these parties that are not related to their general purpose, in conditions that are less favorable to the Issuer than those existing in the market.

•                                For A and C lines, maintain in quarterly financial statement, a Net Financial Hedging higher than 3 must be maintained.  Net Financial Hedging shall be the ratio between EBITDA of the issuer for the last 12 months and the net financial expenses (financial income less financial expenses) of the issuer for the last 12 months. However, this restriction will be deemed to be not in compliance when the mentioned net financial hedging level is lower than the lever before mentioned for two consecutive quarters.

The Company was in compliance with all financial covenants at December 31, 2012 and 2011.

15.2.6                       Repurchased bond

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2020, with semi-annual interest payments. At December 31, 2012 and December 31, 2011, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the Company in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income.

15.3.1                       Forward contract obligations

Please see the explanation in Note 20.

15.4.1       Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Name	Country	Tax ID,	Year	Country	Currency	Year	Rate	Rate	90 days	1 year	12.31.2012	12.31.2011
									ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	10.21%	10.22%	63,469	191,653	255,122	—
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Alfa	Brasil	Brazilian Real	Monthly	9.65%	9.47%	6,866	38,627	45,493	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	11,009	35,072	46,081	—

										Total	346,696	—

15.4.2       Noncurrent liabilities for leasing agreements

									Maturity			Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 years to up	3 years to up	More than de	at	at
Name	Country	Tax ID,	Year	Year	Currency	Year	Rate	Rate	3 years	5 years	5 years	12.31.2012	12.31.2011
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Brazilian Real	Monthly	10.21%	10.22%	599,593	—	—	599,593	—
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Alfa	Brasil	Brazilian Real	Monthly	9.65%	9.47%	63,561	—	—	63,561	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	171,758	335,485	—	507,243	—

											Total	1,170,397	—

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	12.31.2012	12.31.2011
	ThCh$	ThCh$
Trade accounts payable	159,211,448	112,963,542
Withholdings	23,529,819	14,977,133
Others	1,576,506	97
Total	184,317,773	127,940,772

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding the renewal option of the agreements. No restrictions exist regarding the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are the following:

12.31.2012
ThCh$
Maturity within one year term	4,322,954
Maturity after a term of one year to less than five years	2,301,651
Total	6,624,605

Total expenses related to operating leases maintained by the Company as of  December 31, 2012 and 2011 amounted to ThCh$7,467,380 and ThCh$7,319,745, respectively.

NOTE 17 —  CURRENT AND NON-CURRENT PROVISIONS

17.1           Balances

The balances of provisions recorded by the Company at December 31, 2012 and  December 31, 2011 are detailed as follows:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Litigation (1)	6,821,165	7,970,835
Others	195,103	—
Total	7,016,268	7,970,835

Current	593,457	87,966
Non-current	6,422,811	7,882,869
Total	7,016,268	7,970,835

(1)             These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2           Movements

Movement in the main items included under provisions is detailed as follows:

	12.31.2012			12.31.2011
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	7,970,835	—	7,970,835	4,328,367	—	4,328,367

Increase due to merger	325,174	136,826	462,000
Additional provisions	65,745	62,372	128,117	—	—	—
Increase (decrease) in existing provisions	851,150	—	851,150	4,370,851	—	4,370,851
Payments	(1,168,725)	—	(1,168,725)	(702,552)	—	(702,552)
Increase (decrease) foreign exchange rate difference	(1,223,014)	(4,095)	(1,227,109)	(25,831)	—	(25,831)
Total	6,821,165	195,103	7,016,268	7,970,835	—	7,970,835

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each year end are detailed as follows:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Minimum dividend liability - 30% (1)	—	8,766,572
Dividend payable	99,427	6,876,934
Employee remuneration payable	8,240,460	6,354,816
Accrued vacations	11,392,231	7,723,738
Other	813,034	892,423
Total	20,545,152	30,614,483

Current	20,369,549	30,341,479
Non-current	175,603	273,004
Total	20,545,152	30,614,483

(1)         During the year 2012, there was no minimum dividend recognized because the interim dividends distributed during October and December 2012, exceed 30% of net income for the period.

NOTE 19 —   EQUITY

As a result of the merger agreement with Embotelladoras Coca-Cola Polar S.A described in note 1b), during 2012, 93,152,097 Series A shares and 93,152,097 Series B shares were issued and exchanged for 100% of the outstanding shares of Embotelladoras Coca-Cola Polar S.A.  The value in legal terms of this new issuance amounted to ThCh$39,867,121.

19.1                       Paid-in Capital

The paid-in capital of the Company totaled ThCh$270,759,299 as of December 31, 2012, divided into 946,578,736 Series A and B shares. The distribution and classification of these is detailed as follows:

19.1.1        Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	473,289,368	473,289,368	473,289,368
B	473,289,368	473,289,368	473,289,368

19.1.2        Capital:

Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$
A	135,379,649,5	135,379,649,5
B	135,379,649,5	135,379,649,5
Total	270,759,299,0	270,759,299,0

19.1.3        Rights of each series:

•                                                   Series A: Elect 12 of the 14 directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 directors .

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April, 2012 Annual Shareholders Meeting, the shareholders authorized the Board of Directors to pay interim dividends during July and October 2012 and January 2013, at its discretion.

During 2012, the Shareholders’ Meeting approved an extraordinary dividend payment against the retained earnings fund. It is not guaranteed that those payments will be repeated in the future.

Regarding Circular Letter N°1945 of the Chilean Superintendence of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$3,564,500 have been realized at December 31, 2012 and are available for distribution as dividends in accordance with the following:

Concept	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2012	Amount of accumulated earnings at 12.31.2012
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(3,127,627)	9,410,496
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	—	6,393,518
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(385,192)	544,368
Deferred taxes complementary accounts	Amortization	(1,414,383)	762,204	(652,179)
Total		19,260,703	(3,564,500)	15,696,203

The dividends declared and paid during 2012 and 2011 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2011	January	Interim	2010	8.50	9.35
2011	May	Final	2010	13.44	14.784
2011	July	Additional	Retained Earnings	50.00	55.00
2011	July	Interim	2011	8.50	9.35
2011	October	Interim	2011	8.50	9.35
2012	January	Interim	2011	8.50	9.35
2012	May	Final	2011	10.97	12.067
2012	May	Additional	Retained Earnings	24.30	26.73
2012	October	Interim	2012	12.24	13.46
2012	December	Interim	2012	24.48	26.93

19.3                                 Reserves

Reserves	2012	2011
	ThCh$	ThCh$
Higher share exchange value reserves	421,701,520	—
Foreign currency translation reserves	(63,555,545)	(22,459,879)
Legal and statutory reserves	5,435,538	5,435,538
Total	363,581,513	(17,024,341)

19.3.1                       Higher share exchange value reserves

This amounts corresponds to the difference between the fair value of the issuance of shares of Embotelladora Andina S.A. and the book value books of the paid-in capital of Embotelladoras Coca-Cola Polar S.A., that ultimately, was the value of the capital increase brought into notarized in legal terms

19.3.2                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and was accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

19.3.3                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed as follows:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(26,905,052)	(1,274,857)
Embotelladora del Atlántico S.A	(29,448,998)	(19,072,195)
Paraguay Refrescos S.A.	24,248	—
Exchange rate differences in related companies	(7,225,743)	(2,112,827)
Total	(63,555,545)	(22,459,879)

The movement of this reserve for the fiscal periods ended December 31, 2012 and 2011 respectively is detailed as follows:

Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(25,630,195)	(2,599,567)
Embotelladora del Atlántico S.A	(10,376,803)	634,716
Paraguay Refrescos S.A.	24,248	—
Exchange rate differences in related companies	(5,112,916)	1,087,397
Total	(41,095,666)	(877,454)

19.4                                 Non-controlling interests

This is the recognition of the portion of Equity and income from subsidiaries that are owned by third parties, The detail of this account at December 31, 2012 is as follows:

	Non-controlling Interests
	Percentage	Shareholders
Description	%	Equity y	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0243	10,763	3,468
Andina Empaques Argentina S.A.	0.0244	1,977	439
Paraguay Refrescos S.A.	2.1697	4,697,403	89,012
Inversiones Los Andes Ltda.	0.0001	53	1
Transportes Polar S.A.	0.0001	6	—
Vital S.A.	35.0000	8,811,764	130,874
Vital Aguas S.A.	33.5000	1,807,913	81,651
Envases Central S.A.	40.7300	4,111,258	326,764
Andina Inversiones Societarias S.A.	0.0001	35	2
Total		19,441,172	632,211

19.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share at December 31, 2012 and December 31, 2011, respectively, is detailed as follows:

	12.31.2012
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	41,732,721	45,904,240	87,636,961
Average weighted number of shares	400,809,380	400,809,380	801,618,760
Earnings per basic and diluted share (in pesos)	104.12	114.53	109.32

	12.31.2011
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	46,203,022	50,821,383	97,024,405
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	121.54	133.69	127.62

	12.31.2012
Movement of shares	SERIES A	SERIES B	TOTAL
Starting balance at Jaunary 1, 2012	380,137,271	380,137,271	760,274,542
Issuance of shares due to merger October 1, 2012	93,152,097	93,152,097	186,304,194
Ending balance at December 31, 2012	473,289,368	473,289,368	946,578,736
Compounded average number of shares (in Chilean pesos)	400,809,380	400,809,380	801,618,760

During year 2011, there were no movements in the number of shares.

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

The Company held the following derivative liabilities at December 31, 2012 and 2011:

20.1                Currency forwards of items recognized for accounting purposes:

As of December 31, 2012, the Company had agreements to guaranty bank liabilities in Brazil denominated in US dollars for an amount of ThUS$71.429, to convert them to reais at a different tax rate.  The valuation of said agreements was at fair value with a net loss of ThCh$333,427.  The effect of these agreements have been recognized as current financial liabilities and financial costs within the statement of income as of December 31, 2012.

20.2                Currency forwards for highly probable expected transactions:

During 2010, the Company made agreements to hedge the exchange rate in the purchases of fixed assets in a foreign currency during 2011. Those agreements were recorded at the fair value, resulting in a net profit of ThCh$134,572 for the year ended at December 31, 2011. No such agreements were outstanding at December 31, 2012 and 2011. Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

In 2010, 2011 and 2012, the Company made agreements to hedge the exchange rate in the purchases of raw materials and future flows in 2011, 2012 and 2013. The outstanding agreements totaled ThUS$140,000 at December 31, 2012 (ThUS$42,500 at December 31, 2011). Those agreements were recorded at fair value, resulting in a net loss of ThCh$1,102,412 for the year ended at December 31, 2012 (net gain of ThCh$1,347,277 at December 31, 2011), and liabilities for derivative contracts of ThCh$394,652 were recognized at December 31, 2012 (liabilities of ThCh$163,718 at December 31, 2011). Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

Fair value hierarchy

The Company had total assets related to its foreign exchange forward contracts of ThCh$394,652 and liabilities to ThCh$163,718 at December 31, 2012 and 2011, respectively, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:           quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:             Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as Price) or indirectly (i.e. derived from a Price)

Level 3:             Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the year ended December 31, 2012 and 2011, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2

Fair Value Measurements at December 31, 2012
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Asset	Inputs	Inputs	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities:
Current liabilities
Current financial liabilities	—	394,652	—	394,652
Total liabilities	—	394,652	—	394,652

Fair Value Measurements at December 31, 2011
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Asset	Inputs	Inputs	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities:
Current liabilities
Current financial liabilities	—	163,718	—	163,718
Total liabilities	—	163,718	—	163,718

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                                 Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel, detailed as follows:

1) Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,600,326. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in current lawsuits and probable lawsuits regarding labor, tax and other matters. The accounting provisions to cover contingencies of a probable loss total ThCh$5,097,582. Management considers it unlikely that non-provisioned contingencies will affect income and equity of the Company, based on the opinion of its legal counsel. As it is customary in Brazil, the Company has been required by the tax authorities to guarantee contingencies in the amounts of ThCh$18,002,490 at December 31, 2012 and ThCh$19,989,604 at December 31, 2011.

3) Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$123,257. Management considers it unlikely that non-provisioned contingencies will affect income and equity of the company, in the opinion of its legal advisors.

On April 28, 2011 the Company was legally informed of an anti-competition lawsuit filed by the Chilean Fiscalía Nacional Económica (“Chilean National Economic Prosecutor”, the FNE) before the Tribunal de Defensa de la Libre Competencia (“Chilean Anti-Competition Court”, the TDLC) against Embotelladora Andina S.A. and Coca-Cola Embonor S.A. This lawsuit indicates that said companies would have violated the regulation of free competition by establishing a system of granting incentives in the traditional distribution channel since these points of sale do not advertise, exhibit and/or commercialize, in any manner, the so called “B-brands” or alternative soft drink beverages.  This lawsuit ended on November 22, 2011, by approval of the Anti-competition Court of the terms of reconciliation proposed November 15, 2011 by the National Economic Prosecutor, Embotelladora Latinoamericana S.A., Embotelladora Castel Ltda., Industrial y Comercial Lampa S.A., Sociedad Comercial Antillanca Ltda., Coca-Cola Embonor S.A. and Embotelladora Andina S.A..

As a result of this agreement, the Company assumed certain commitments that included allowing 20% of space to be available to other brands in refrigerators provided by Embotelladora Andina S.A. at certain points of sale in the traditional channel where there are no other refrigerators, for a period of five years.

The reconciliation agreement did not impose fines nor constitute an acknowledgement of liability in the anti-competition offenses.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of December 31, 2012 are detailed as follows:

Guarantee in favor	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
of	Name	Relationship	Guarantee	Type	amount	2012	2011	2013	2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Import	35,132	—	—	—	—
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Import	208,348	—	—	—	—
Polar Argentina S.A.	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Import	3,601
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	1,952	—	—	—	—
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	2,928	—	—	—	—
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	19,993	—	—	—	—
Municipalidad San Martín	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	35,132	—	—	—	—
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	2,094	—	—	—	—
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Cash	Judicial embargo	35	—	—	—	—
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Mold Import	7,199	—	—	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	18,002,490	—	—	—	—
Inter Material S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	101,700	—	—	101,700	—
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	143,988	—	—	—	143,988
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	287,976	—	—	—	287,976
Echeverría Izquierdo Ingeniería y Construcción	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	1,019,190	—	—	1,019,190	287,976

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s businesses are exposed to diverse financial and market risks (including foreign exchange rate risk, fair value interest rate risk and price risk). The Company’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest rate risk

As of December 31, 2012, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Notwithstanding the above, the Company’s most significant indebtedness comes for the issuance of Bonds that are denominated in Unidades de Fomento, which is indexed to the inflation in Chile).  If the inflation in Chile had reached 4% (instead of 2.5%) for the period January 01 to December 31, 2012, the Company’s results would have decreased by ThCh$2,008,527.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business, the detail of which is detailed as follows:

Chilean Peso	Brazilean Real	Argentine Peso	Paraguayan Guarani
33%	31%	28%	8%

Since the Company’s income is not tied to the US dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency (if US dollar liabilities exist).

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in US dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage at of raw material purchases that are indexed to the US dollar, if the currencies were to devalue by 5% in the three countries where the Company operates and remaining everything constant, it would generate a cumulative decrease in income December 31, 2012 of ThCh$6,877,441. Currently, the Company holds derivative contracts to cover this effect in Chile and Argentina, which do not qualify for hedge accounting according to IAS 39

The exposure  to foreign currency exchange conversion differences of subsidiaries abroad (Brazil, Argentina and Paraguay), because of the difference between monetary assets and liabilities (i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements) is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by  management. Currently the Company does not have these kinds of hedge agreements.

During the year ended December 31, 2012, the Brazilian real Argentine Peso and the Paraguayan Guarani have devalued 13.6%, 8.6% and 4.3% respectively regarding the presentation currency for the same period of 2011.

Currently in Argentina there are foreign exchange restrictions and there is a parallel currency market with an exchange rate which is higher than the official rate.-  If the Argentine peso were to devalue an additional 25% with respect to the Chilean peso, the effects upon results for the concept of translation from foreign subsidiaries would amount to a higher loss of ThCh$5,102,723. On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to a decrease in equity of ThCh$10,723,836.

If the Brazilian real devalued at least 3.6% with respect to the Chilean peso, the effect upon results for the concept of translation from foreign subsidiaries would amount to a higher gain of thCh$1,917,060.  On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to a smaller decrease in equity of ThCh$4,619,049.

If the Paraguayan Guarani appreciated 2.8% with respect to the Chilean peso, the effect upon results for the concept of translation from foreign subsidiaries would amount to a higher gain of thCh$317,385. On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to an increase in equity of ThCh$16,648,642.

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When warranted by market conditions commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the year ended December 31, 2012 of approximately ThCh$7,879,432.  To minimize and/or stabilize said risk, anticipated purchase and supply agreements are frequently obtained when market conditions are favorable.  Derivative instruments for commodities have also been used.

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore our main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover  the investments necessary for  the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of December 31, 2012:

	Year of maturity
Item	2013	2014	2015	2016	2017 and more
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	95,602,503	18,246,000	14,281,607	12,696,487	10,102,925
Bonds payable	10,264,230	15,931,909	15,761,871	15,591,833	131,486,846
Purchase obligations	42,450,378	5,415,240	4,423,912	4,343,418	552,729
Operating lease obligations	4,697,482	1,386,046	975,917	570,311	—
Total	153,014,593	40,979,195	35,443,307	33,202,049	142,142,500

NOTE 23 —  OTHER OPERATING INCOME

Other operating income is detailed as follows

	01.01.2012	01.01.2011
Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	2,304,613	673,669
Adjustment judicial deposit (Brazil)	748,299	784,856
Guaxupé fiscal credits (Brazil)	—	1,313,212
Other	213,086	137,708
Total	3,265,998	2,909,445

NOTE 24 — OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses are detailed as follows:

	01.01.2012	01.01.2011
Item	12.31.2012	12.31.2011
	ThCh$	ThCh$
Tax on bank debits	4,487,209	3,074,333
Write-off of property, plant and equipment	1,314,528	2,452,231
Contingencies	2,012,879	4,370,851
Professional service fees	650,912	1,101,482
Loss on the sale of property, plant and equipment	804,751	415,823
Merger Andina-Polar (see note 13.2)	4,517,661	—
Donations	815,945	—
Other	816,123	500,283
Total	15,420,008	11,915,003

NOTE 25 — FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows:

a)             Financial income

	01.01.2012	01.01.2011
Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Interest income	2,487,739	2,846,728
Other interest income	240,320	335,706
Total	2,728,059	3,182,434

a)             Financial costs

	01.01.2012	01.01.2011
Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Bond interest	5,473,534	5,092,403
Bank loan interest	4,594,167	1,098,757
Interest expenses	375,080	415,564
Other interest costs	729,972	628,452
Total	11,172,753	7,235,176

NOTE 26 —  OTHER INCOME AND EXPENSES

Other gains and losses are detailed as follows:

	01.01.2012	01.01.2011
Description	12.31.2012	12.31.2011
	ThCh$	ThCh$
Restructuring of operations (new Renca plant)	(1,212,579)	(304,629)
Gain (loss) derivatives transactions	(1,102,412)	1,481,849
Profit on the sale of shares in Vital S,A,	—	653,214
Other income and outlays	(21,224)	(335,516)
Total	(2,336,215)	1,494,918

NOTE 27 —  THE ENVIRONMENT (UNAUDITED)

The Company has made disbursements totaling ThCh$3,333,058 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other,

These disbursements by country are detailed as follows:

	Year ended December 31, 2012		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	674,893	124,388	—	—
Argentina	742,213	71,596	311,598	1,963,658
Brazil	1,004,181	678,887	1,308,374	3,979,832
Paraguay	26,628	10,272	—	5,740
Total	2,447,915	885,143	1,619,972	5,949,230

NOTE 28 —  SUBSEQUENT EVENTS

No subsequent events exist between December 31, 2012 and the date of issuance of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, April 10, 2013